UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes	☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities or an invitation to enter into an agreement to do any such things, nor is it calculated to invite  any  offer  to  acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock Code:  981)

(1)  NON-EXEMPT  CONNECTED  TRANSACTIONS
AND

(2)  PRE-EMPTIVE SUBSCRIPTION OF BONDS BY DATANG AND

COUNTRY HILL

Independent Financial Adviser to the Independent Board Committee
and  the Independent Shareholders

*              for identification purpose only

References are made to the Company’s announcements dated 25 October 2013 and 7 November 2013, relating to, among other things, the Placed Bonds Subscription Agreement pursuant to which each of the Joint Managers has agreed to subscribe for and pay for, or to procure subscribers to subscribe for and pay for the Placed Bonds to be issued by  the Company in an aggregate principal amount of US$200 million, and the completion of the issue of the Placed Bonds.

Reference is also made to the Company’s announcement dated 7 November 2013, relating to, among other things, the irrevocable notice delivered by Datang to the  Company  in relation to the full exercise of its pre-emptive right pursuant to the Datang Share Purchase Agreement in respect of the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds, and the irrevocable notice delivered by Country Hill to the Company in relation to the full exercise of its pre-emptive right pursuant to the Country Hill Share Subscription Agreement in respect of the issue of the Placed Bonds and any Datang Pre-emptive Bonds.

ISSUE OF THE PLACED BONDS

Reference is made to the Company’s announcement dated 25 October 2013 in relation to the Placed Bonds Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe for and pay for, or to procure subscribers to subscribe for and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million. The Placed Bonds will be convertible into 1,946,817,325 Shares, assuming full conversion of the Placed Bonds at the initial Conversion Price of HK$0.7965.

Reference is also made to the Company’s announcement dated 7 November 2013 in relation to the completion of the issue of the Placed Bonds.

The Placed Bonds were listed and quoted on the bonds market of the Singapore Exchange on 8 November 2013.

PRE-EMPTIVE RIGHTS OF DATANG AND THE DATANG FURTHER SUBSCRIPTION

References are made to the Company’s announcements dated 10 November 2008, 7 July 2010, 8 July 2010, 5 May 2011, 24 October 2013, 25 October 2013 and 7 November 2013 in relation to the Datang Share Purchase Agreement and the delivery by Datang of an irrevocable notice to the Company that it will fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds.

On 18 December 2013, the Company entered into the Datang Further Subscription Agreement with Datang, pursuant to which, on and subject to the  terms  of  the  Datang Further Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$54,600,000 for a total cash consideration of US$54,600,000. The subscription by Datang of the Datang Pre-emptive Bonds will be at a price equivalent to the issue price of the Placed Bonds, based on terms and conditions that are substantially the same as the issue of the Placed Bonds, and conditional upon the obtaining of the necessary governmental approvals and the approval of the Independent Shareholders.

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00. Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 531,481,129 Shares, representing approximately 1.66% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and approximately 1.52% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. Please refer to the paragraph headed ‘‘The Datang Further Subscription Agreement’’ below for further information.

PRE-EMPTIVE RIGHTS OF COUNTRY HILL AND THE COUNTRY HILL FURTHER SUBSCRIPTION

References are made to the Company’s announcements dated 18 April 2011, 24 October 2013, 25 October 2013 and 7 November 2013 in relation to the Country Hill Share Subscription Agreement and the delivery by Country Hill of an irrevocable notice to the Company that it will fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Datang Pre-emptive Bonds.

On 18 December 2013, the Company entered into the Country Hill Further Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country hill Further Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Bonds in an aggregate principal amount of US$32,200,000 for a total cash consideration of US$32,200,000. The subscription by Country Hill of the Country Hill Pre-emptive Bonds will be at a price equivalent to the issue price of the Placed Bonds, based on terms and conditions that are substantially the same as the issue of the Placed Bonds, and conditional upon obtaining necessary governmental approvals and the approval of the Independent Shareholders.

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00. Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price, the Country Hill Pre-emptive Bonds will be convertible into 313,437,589 Shares, representing approximately 0.98% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Country Hill Further Subscription Agreement and approximately 0.90% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. Please refer to the paragraph headed ‘‘The Country Hill Further Subscription Agreement’’ below for further information.

IMPLICATIONS OF THE LISTING RULES

Datang currently holds approximately 19.05% of the entire existing issued share capital of the Company. Country Hill currently holds approximately 11.23% of the entire existing issued share capital of the Company.

As each of Datang and Country Hill is a substantial Shareholder of the Company by virtue of their respective shareholding interest and accordingly a connected person of the Company, the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering  into  of  the Datang Further Subscription Agreement and the Country Hill Further  Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Further Subscription and the Country Hill Further Subscription,  other  than,  where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders  on  how  to  vote, taking into account the recommendations of Quam Capital, the Independent Financial Adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the above.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders  to approve (i) the Datang Further Subscription Agreement, the issue of the Datang  Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate, and (ii) the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate. Datang and its associates, being connected persons of the Company in respect of the Datang Further Subscription, will abstain from voting on the ordinary resolutions to approve the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the allotment and issue of Datang Conversion Shares and the grant of  the  Datang  Further Special Mandate. Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Further Subscription, will abstain from voting on  the ordinary resolutions to approve the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate.

A circular containing, among other things, further details on the  Datang  Further Subscription, the Country Hill Further Subscription, a letter from the Independent Board Committee and an opinion from the Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the  Datang  Conversion Shares, (ii) the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds and the allotment and issue of the Country Hill Conversion Shares, and (iii) the grant of the Further Special Mandates will be despatched to the Shareholders as early as practicable in accordance with the requirements of the Listing Rules.

An application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the grant of the approval for the listing of, and permission to deal in, the ordinary shares issuable to Datang upon conversion of the Datang Pre-emptive Bonds and the ordinary shares issuable to Country Hill upon conversion of the Country Hill Pre-emptive Bonds. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang Pre-emptive Bonds and the Country  Hill  Pre-emptive Bonds on the bonds market of the Singapore Exchange.

UNITED STATES SECURITIES LAW MATTERS

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

Shareholders and potential investors should note that completion of the Datang Further Subscription and the Country Hill Further Subscription is subject to fulfilment of the conditions under the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement and may be terminated in certain circumstances. As the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing  in  the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

References are made to the Company’s announcements dated 25 October 2013 and 7 November 2013, relating to, among other things, the Placed Bonds Subscription Agreement pursuant to which each of the Joint Managers has agreed to subscribe for and pay for, or to procure subscribers to subscribe for and pay for the Placed Bonds to be issued by  the Company in an aggregate principal amount of US$200 million, and the completion of the issue of the Placed Bonds.

Reference is also made to the Company’s announcement dated 7 November 2013, relating to, among other things, the irrevocable notice delivered by Datang to the Company in relation to the full exercise of its pre-emptive right pursuant to the Datang Share Purchase Agreement in respect of the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds, and the irrevocable notice delivered by Country Hill to the Company in relation to the full exercise of its pre-emptive right pursuant to the Country Hill Share Subscription Agreement in respect of the issue of the Placed Bonds and any Datang Pre-emptive Bonds.

A.                           ISSUE OF THE PLACED BONDS

Reference is made to the Company’s announcement dated 25 October 2013 in relation to the Placed Bonds Subscription Agreement, pursuant to which each of the Joint Managers has agreed to subscribe for and pay for, or to procure subscribers to subscribe for and pay for the Placed Bonds to be issued by the Company in an aggregate principal amount of US$200 million.

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Placed Bonds at the initial Conversion Price, the Placed Bonds will be convertible into 1,946,817,325 Shares, representing (i) approximately 6.07% of the issued share capital of the Company on the Last Trading Day and (ii) approximately 5.72% of the issued share capital of the Company as enlarged by the issue of the Placed Bonds Conversion Shares. The Placed Bonds Conversion Shares will be allotted and issued pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 13 June 2013 and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Placed Bonds is not subject to the approval of the Shareholders.

Reference is also made to the Company’s announcement dated 7 November 2013 in relation to the completion of the issue of the Placed Bonds. All of the conditions precedent for the issue of the Placed Bonds under the Placed Bonds Subscription Agreement have been fulfilled and completion of the issue of the Placed Bonds took place on 7 November 2013.

Conditional approval for the listing of and dealing in the ordinary Shares issuable upon conversion of the Placed Bonds on the Hong Kong Stock Exchange has been granted. The Placed Bonds were listed and quoted on the bonds market of the Singapore Exchange on 8 November 2013.

B.                           THE  DATANG  FURTHER  SUBSCRIPTION

I.                       Pre-emptive rights of Datang

References are made to the Company’s announcements dated 10 November 2008, 7 July 2010, 8 July 2010, 5 May 2011, 24 October 2013, 25 October 2013 and 7 November 2013 in relation to the Datang Share Purchase Agreement.

Pursuant to the Datang Share Purchase Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang shall have the pre-emptive right to purchase such number of additional Shares or securities convertible into Shares so as to enable Datang to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then held by Datang immediately prior to the issue of such securities (assuming full conversion of the Bonds). Datang’s pre-emptive right is applicable to the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds. Pursuant to the Datang Share Purchase Agreement, completion of any such issue of the Datang Pre-emptive Bonds to Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Country Hill Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Datang Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of  the Independent Shareholders for any such Datang Further Subscription.

The Company has notified Datang in accordance with the terms of the Datang Share Purchase Agreement in respect of the issue of the Placed Bonds and the possibility of the Country Hill Further Subscription. Pursuant to the Datang Share Purchase Agreement, Datang has delivered an irrevocable notice to the Company on 7 November 2013 that it will fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Country Hill Pre-emptive Bonds.

II.                   The Datang Further Subscription Agreement

On 18 December 2013, the Company entered into the Datang Further Subscription Agreement with Datang, pursuant to which, on and subject to the terms of the Datang Further Subscription Agreement, the Company conditionally agreed to issue, and Datang conditionally agreed to subscribe for, the Datang Pre-emptive Bonds in an aggregate principal amount of US$54,600,000 for a total cash consideration of US$54,600,000. The subscription by Datang of the Datang Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The principal terms of the Datang Further Subscription Agreement are set out below:

Date:	18 December 2013

Parties:	Datang as the subscriber and the Company as the issuer

Proposed issue of the Datang Pre-emptive Bonds:	Subject to the fulfilment of the conditions set out below in the section headed ‘‘Conditions Precedent’’.

Conversion of the Datang Pre-emptive Bonds:

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Datang Pre-emptive Bonds at the initial Conversion Price, the Datang Pre-emptive Bonds will be convertible into 531,481,129 Shares, representing approximately 1.66% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and approximately 1.52% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. The Shares issuable upon conversion of the Datang Pre-emptive Bonds will be allotted and issued pursuant to the Datang Further Special Mandate to be granted to the Board by the Independent Shareholders at the EGM and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Datang Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

Conditions Precedent:	The obligations of Datang to subscribe for and pay for the Datang Pre-emptive Bonds are subject to, among others, the following conditions precedent:

1.                      Other contracts: the execution and delivery (on or before the Datang Further Subscription Closing Date) of the other contracts (to the extent applicable) by the respective parties;

2.                      Compliance: at the Datang Further Subscription Closing Date:

(i)                    the representations and warranties of the Company in the Datang Further Subscription Agreement being true, accurate and correct at, and as if made on such date;

(ii)                 the Company having performed all its obligations under the Datang Further Subscription Agreement to be performed on or before such date; and

(iii)              there having been delivered to Datang a certificate of a duly authorised officer of the Company;

3.                      Material adverse change: after the date of the Datang Further Subscription Agreement up to and at the Datang Further Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of Datang, is material and adverse in the context of the issue of the Datang Pre-emptive Bonds;

4.                      Other consents: on or prior to the Datang Further Subscription Closing Date there shall have been obtained by the Company all resolutions, consents, authorities and approvals required in relation to the issue                                               of the Datang Pre-emptive Bonds and the performance of its obligations under the trust deed, the agency agreement and the Datang Pre-emptive Bonds (including the consents and approvals required from all lenders);

5.                      Listing: the Hong Kong Stock Exchange having agreed to list the Shares issuable upon conversion of the Datang Pre-emptive Bonds and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Datang, to list the Datang Pre-emptive Bonds (or, in each case, Datang being reasonably satisfied that such listing will be granted);

6.                      Legal opinions: on or before the Datang Further Subscription Closing Date, there having been delivered to Datang a true and correct copy of the legal opinions in relation to the subscription of the Placed Bonds delivered to the Joint Managers dated November 7, 2013.

The obligations of the Company to issue, and Datang to subscribe for, the Datang Pre-emptive Bonds are conditional on:

1.                      Independent Shareholder’s approval for the issue of Datang Pre-emptive Bonds: The Company having obtained the approval of the Independent Shareholders in general meeting of a special mandate to the issue of the Datang Pre-emptive Bonds at closing pursuant to the Datang Further Subscription Agreement and the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Datang Further Subscription Agreement);

2.                      Listing: The Hong Kong Stock Exchange having agreed to list the Datang Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Datang Further Subscription Agreement) and the Singapore Exchange having agreed to list the Datang Pre-emptive Bonds;

3.                      No governmental prohibition: The issue of the Datang Pre-emptive Bonds by the Company and the subscription of the Datang Pre-emptive Bonds by Datang shall not be prohibited by any law or governmental order or regulation. Furthermore, Datang shall have obtained government approvals or consent for subscription of the Datang Pre-emptive Bonds from the Ministry of Commerce, the National Development and Reform Commission, and the State Administration of Foreign Exchange.

Company lock-up undertaking:

The Company has undertaken to Datang that neither it, nor any person acting on its behalf will:

(a)                         issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Datang Pre-emptive Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Datang Pre-emptive Bonds, the Shares or securities of the same class as the Datang Pre-emptive Bonds, the Shares or other instruments representing interests in the Datang Pre-emptive Bonds, the Shares or other securities of the same class as them;

(b)                         enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)                          enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(d)                         announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of Datang between the date of the Datang Further Subscription Agreement and the date of 22 January, 2014 (both dates inclusive), except for (i) the issue of any Bonds or new Shares to be issued upon conversion of Bonds pursuant to any pre-emptive rights arising from the Country Hill Share Subscription Agreement; (ii) the issue of any share options and restricted share units pursuant to any share option schemes adopted by the Company in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and (iii) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares so issued (as calculated by the Current Market Price (as defined in the Datang Further Subscription Agreement) is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue;

Termination:

Datang may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Datang Pre-emptive Bonds to the Company, terminate the Datang Further Subscription Agreement in any of the following circumstances:

(a)                 if there shall have come to the notice of Datang any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Datang Further Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Datang Further Subscription Agreement;

(b)                 if any of the conditions specified above have not been satisfied or waived by Datang on or prior to the Datang Further Subscription Closing Date;

(c)                  if there shall have been, since the date of the Datang Further Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Datang, be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market;

(d)                 if, in the opinion of Datang, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Datang Pre-emptive Bonds, or in respect of the transactions described in this announcement (including any exercise by Datang or Country Hill of their pre-emptive rights)); (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Datang Pre-emptive Bonds and the Shares to be issued upon conversion of the Datang Pre-emptive Bonds or the transfer thereof; or

(e)                  if, in the opinion of Datang, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would be likely to prejudice materially the dealings in the Datang Pre-emptive Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Datang Pre-emptive Bonds will take place on the Datang Further Subscription Closing Date.

The Board considers that the terms and conditions of the Datang Further Subscription Agreement and the Datang Pre-emptive Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

III.              Principal terms of the Datang Pre-emptive Bonds

The principal terms of the Datang Pre-emptive Bonds are summarised as follows:

Issuer:	The Company

Principal amount:	US$54,600,000

Maturity date:	18 December 2018

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Datang Pre-emptive Bond at its principal amount on the maturity date.

Interest rate:	The Datang Pre-emptive Bonds will not bear interest.

Status:

The Datang Pre-emptive Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Datang Pre-emptive Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Datang Pre-emptive Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Datang Pre-emptive Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and subordinated obligations.

Conversion right:

Subject to and upon compliance with the  terms  and conditions of the Datang Pre-emptive Bonds, the Datang Pre-emptive Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Datang Pre-emptive Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Datang Pre-emptive Bonds, or, if such Datang Pre-emptive Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and at the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Datang Pre-emptive Bond pursuant to the terms and conditions of the Datang Pre-emptive Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:

The Conversion Price (as defined in the terms and conditions of the Datang Pre-emptive Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue or other securities (other than Shares or options), issue of securities at below the current market price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Datang Pre-emptive Bonds.

C.                    THE COUNTRY HILL FURTHER SUBSCRIPTION

I.                        Pre-emptive rights of Country Hill

References are made to the Company’s announcements dated 18 April 2011, 24 October 2013, 25 October 2013 and 7 November 2013 in relation to the Country Hill Share Subscription Agreement.

Pursuant to the Country Hill Share Subscription Agreement, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill shall have the pre-emptive right to subscribe for such number of additional Shares or securities convertible into Shares so as to enable Country Hill to hold, after the issue of such securities, a pro rata portion of such securities equivalent to the percentage of the issued share capital of the Company then held by Country Hill immediately prior to the issue of such securities (assuming full conversion of the Bonds). Country Hill’s pre-emptive right is applicable to the issue of the Placed Bonds and any Datang Pre-emptive Bonds. Pursuant to the Country Hill Share Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Bonds to Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required regulatory approvals. Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Bonds in connection with the issue of the Placed Bonds and any Datang Further Subscription will be at a price equivalent to the issue price of the Placed Bonds (in the case of the Country Hill Pre-emptive Bonds) and conditional on the obtaining of the necessary governmental approval and the obtaining of the approval of the Independent Shareholders for any such Country Hill Further Subscription.

The Company has notified Country Hill in accordance with the terms of the Country Hill Share Subscription Agreement in respect of the issue of the Placed Bonds and the possibility of the Datang Further Subscription. Pursuant to the Country Hill Share Subscription Agreement, Country Hill has delivered an irrevocable notice to the Company on 7 November 2013 that it will fully exercise its pre-emptive right in respect of the issue of the Placed Bonds and any Datang Pre-emptive Bonds.

II.                   The Country Hill Further Subscription Agreement

On 18 December 2013, the Company entered into the Country Hill Further Subscription Agreement with Country Hill, pursuant to which, on and subject to the terms of the Country hill Further Subscription Agreement, the Company conditionally agreed to issue, and Country Hill conditionally agreed to subscribe for, the Country Hill Pre-emptive Bonds in an aggregate principal amount of US$32,200,000 for a total cash consideration of US$32,200,000. The subscription by Country Hill of the Country Hill Pre-emptive Bonds will be based on terms and conditions that are substantially the same as the issue of the Placed Bonds. The principal terms of the Country Hill Further Subscription Agreement are set out below:

Date:	18 December 2013

Parties:	Country Hill as the subscriber and the Company as the issuer

Proposed issue of the Country Hill Pre-emptive Bonds:	Subject to the fulfilment of the conditions set out below in the section headed ‘‘Conditions Precedent’’.

Conversion of the Country Hill Pre-emptive Bonds

Based on the initial Conversion Price of HK$0.7965 and assuming full conversion of the Country Hill Pre-emptive Bonds at the initial Conversion Price, the Country Hill Pre-emptive Bonds will be convertible into 313,437,589 Shares, representing approximately 0.98% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Country Hill Further Subscription Agreement and approximately 0.90% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. The Shares issuable upon conversion of the Country Hill Pre-emptive Bonds will be allotted and issued pursuant to the Country Hill Further Special Mandate to be granted to the Board by the Independent Shareholders at the EGM and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Country Hill Pre-emptive Bonds is subject to the approval of the Independent Shareholders at the EGM.

Conditions Precedent:

The obligations of Country Hill to subscribe for and pay for the Country Hill Pre-emptive Bonds are subject to, among others, the following conditions precedent:

1.                      Other contracts: the execution and delivery (on or before the Country Hill Further Subscription Closing Date) of the other contracts (to the extent applicable) by the respective parties;

2.                      Compliance: at the Country Hill Further Subscription Closing Date:

(i)                    the representations and warranties of the Company in the Country Hill Further Subscription Agreement being true, accurate and correct at, and as if made on such date;

(ii)                 the Company having performed all of its obligations under the Country Hill Further Subscription Agreement to be performed on or before such date; and

(iii)              there having been delivered to Country Hill a certificate of a duly authorised officer of the Company;

3.                      Material adverse change: after the date of the Country Hill Further Subscription Agreement up to and at the Country Hill Further Subscription Closing Date, there not having occurred any change (nor any development or event reasonably likely to involve a prospective change), in the condition (financial or other), prospects, results of operations or general affairs of the Company or of the Group, which, in the opinion of Country Hill, is material and adverse in the context of the issue and sale of the Country Hill Pre-emptive Bonds;

4.                      Other consents: on or prior to the Country Hill Further Subscription Closing Date there shall have been obtained by the Company all resolutions, consents, authorities and approvals required in relation to the issue of the Country Hill Pre-emptive Bonds and the performance of its obligations under the trust deed, the agency agreement and the Country Hill Pre-emptive Bonds (including the consents and approvals required from all lenders);

5.                      Listing: the Hong Kong Stock Exchange having agreed to list the Shares issuable upon conversion of the Country Hill Pre-emptive Bonds and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Country Hill, to list the Country Hill Pre-emptive Bonds (or, in each case, Country Hill being reasonably satisfied that such listing will be granted); and

6.                      Legal opinions: on or before the Country Hill Further Subscription Closing Date, there having been delivered to Country Hill a true and correct copy of the legal opinions in relation to the subscription of the Placed Bonds delivered to the Joint Managers dated 7 November 2013.

The obligations of the Company to issue the Country Hill Pre-emptive Bonds and the obligations of Country Hill to subscribe are conditional on:

1.                      Shareholder’s approval for the issue of Country Hill Pre-emptive Bonds: The Company having obtained the approval of the Independent Shareholders in general meeting of a special mandate to the issue of the Country Hill Pre-emptive Bonds at closing pursuant to the Country Hill Further Subscription Agreement and the Country Hill Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Country Hill Further Subscription Agreement);

2.                      Listing: The Hong Kong Stock Exchange having agreed to list the Country Hill Conversion Shares (including those Shares issuable as a result of any adjustment to the conversion rate pursuant to the rights of the terms and conditions specified in Schedule 1 to the Country Hill Further Subscription Agreement) and the Singapore Exchange having agreed, subject to any conditions reasonably satisfactory to Country Hill, to list the Country Hill Pre-emptive Bonds (or, in each case, Country Hill being reasonably satisfied that such listing will be granted);

3.                      No governmental prohibition: The issue of the Country Hill Pre-emptive Bonds by the Company and the subscription of the Country Hill Pre-emptive Bonds by Country Hill shall not be prohibited by any law or governmental order or regulation.

Company lock-up undertaking:

The Company has undertaken to Country Hill that neither it, nor any person acting on its behalf will:

(a)                 issue, offer, sell, pledge, contract to sell or otherwise dispose of or grant options, issue warrants or offer rights entitling persons to subscribe or purchase any interest in any Shares or securities of the same class as the Country Hill Pre-emptive Bonds or the Shares or any securities convertible into, exchangeable for or which carry rights to subscribe or purchase the Country Hill Pre-emptive Bonds, the Shares or securities of the same class as the Country Hill Pre-emptive Bonds, the Shares or other instruments representing interests in the Country Hill Pre-emptive Bonds, the Shares or other securities of the same class as them;

(b)                 enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of the Shares;

(c)                  enter into any transaction with the same economic effect as, or which is designed to, or which may reasonably be expected to result in, or agree to do, any of the foregoing, whether any such transaction of the kind described in (a), (b) or (c) is to be settled by delivery of Shares or other securities, in cash or otherwise; or

(d)                 announce or otherwise make public an intention to do any of the foregoing, in any such case without the prior written consent of Country Hill between the date of the Country Hill Further Subscription Agreement and the date of 22 January 2014 (both dates inclusive), except for (i) the issue of any Bonds or new Shares to be issued upon conversion of Bonds pursuant to any pre-emptive rights arising from the Datang Share Purchase Agreement; (ii) the issue of any share options and restricted share units pursuant to any share option schemes adopted by the Company in compliance with the Listing Rules and any publicly disclosed equity incentive plans of the Company; and (iii) the issue of any Shares which are issued as consideration for any merger or acquisition provided that (1) the aggregate value of the Shares so issued (as calculated by the Current Market Price (as defined in the Country Hill Further Subscription Agreement) is less than US$100,000,000 and (2) the Company procures that the person receiving such Shares executes a shareholder lock-up undertaking on substantially the same terms as provided above prior to any such issue.

Termination:

Country Hill may, by written notice to the Company given at any time prior to payment of the net subscription monies for the Country Hill Pre-emptive Bonds to the Company, terminate the Country Hill Further Subscription Agreement in any of the following circumstances:

(a)                 if there shall have come to the notice of Country Hill any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Country Hill Further Subscription Agreement or any failure to perform any of the Company’s undertakings or agreements in the Country Hill Further Subscription Agreement;

(b)                 if any of the conditions specified above have not been satisfied or waived by Country Hill on or prior to the Country Hill Further Subscription Closing Date;

(c)                  if there shall have been, since the date of the Country Hill Further Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Company on any stock exchange or in any over-the-counter market) or currency exchange rates or foreign exchange controls such as would in the opinion of Country Hill, be likely to prejudice materially the dealings in the Placed Bonds and the Country Hill Pre-emptive Bonds in the secondary market;

(d)                 if, in the opinion of Country Hill, there shall have occurred any of the following events: (i) a suspension or a material limitation in trading in securities generally on the New York Stock Exchange, the London Stock Exchange, the Singapore Exchange and/or the Hong Kong Stock Exchange and/or any other stock exchange on which the Company’s securities are traded; (ii) a suspension in trading in the Company’s securities on the Hong Kong Stock Exchange or the Company’s American Depositary Receipts on the New York Stock Exchange and/or any other stock exchange on which any of the Company’s securities are traded (other than any suspension in connection with the issue of the Country Hill Pre-emptive Bonds or in respect of the transactions described in this announcement issued by the Company (including any exercise by Datang or Country Hill of their pre-emptive rights)); (iii) a general moratorium on commercial banking activities in the United States, Singapore, Hong Kong and/or the United Kingdom declared by the relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States, Hong Kong, Singapore or the United Kingdom; or (iv) a change or development involving a prospective change in taxation affecting the Company, the Placed Bonds and the Country Hill Pre-emptive Bonds and the Shares to be issued upon conversion of the Placed Bonds and the Country Hill Pre-emptive Bonds or the transfer thereof; or

(e)                  if, in the opinion of Country Hill, there shall have occurred any event or series of events (including the occurrence of any local, national or international outbreak or escalation of disaster, hostility, insurrection, armed conflict, act of terrorism, act of God or epidemic) as would be likely to prejudice materially the dealings in the Placed Bonds and the Country Hill Pre-emptive Bonds in the secondary market.

Subject to the foregoing, completion of the subscription and issue of the Country Hill Pre-emptive Bonds will take place on the Country Hill Further Subscription Closing Date.

The Board considers that the terms and conditions of the Country Hill Further Subscription Agreement and the Country Hill Pre-emptive Bonds are fair and reasonable, on normal commercial terms and in the interests of the Company and the Shareholders as a whole.

III.              Principal terms of the Country Hill Pre-emptive Bonds

The principal terms of the Country Hill Pre-emptive Bonds are summarised as follows:

Issuer:	The Company

Principal amount:	US$32,200,000

Maturity date:	18 December 2018

Redemption amount on maturity:	Unless previously redeemed, converted or repurchased and cancelled, the Company will redeem each Country Hill Pre-emptive Bond at its principal amount on the maturity date.

Interest rate:	The Country Hill Pre-emptive Bonds will not bear interest.

Status:

The Country Hill Pre-emptive Bonds constitute direct, unconditional, unsubordinated and (subject to the terms and conditions of the Country Hill Pre-emptive Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves. The payment obligations of the Company under the Country Hill Pre-emptive Bonds shall, subject to exceptions as may be provided by mandatory provisions of applicable legislation and subject to the terms and conditions of the Country Hill Pre-emptive Bonds, at all times rank at least equally with all of the Company’s other present and future unsecured and subordinated obligations.

Conversion right:

Subject to and upon compliance with the  terms  and conditions of the Country Hill Pre-emptive Bonds, the Country Hill Pre-emptive Bonds are convertible by holders into Shares, at any time on and after 18 December 2013 and up to the close of business (at the place where the bond certificate evidencing such Country Hill Pre-emptive Bond is deposited for conversion) on the date falling seven days prior to the maturity date (both days inclusive), except as described in the terms and conditions of the Country Hill Pre-emptive Bonds, or, if such Country Hill Pre-emptive Bonds shall have been called for redemption by the Company before the maturity date, then up to the close of business (at the place aforesaid) on a date no later than seven days (both days inclusive and at the place aforesaid) prior to the date fixed for redemption thereof, or if notice requiring redemption has been given by the holders of such Country Hill Pre-emptive Bond pursuant to the terms and conditions of the Country Hill Pre-emptive Bonds, then up to the close of business (at the place aforesaid) on the day prior to the giving of such notice.

Conversion price:

The Conversion Price (as defined in the terms and conditions of the Country Hill Pre-emptive Bonds) will initially be HK$0.7965 per Share but will be subject to adjustment.

The Conversion Price will be subject to adjustment for consolidation, subdivision or reclassification of Shares, capitalisation of profits or reserves, distribution (meaning any distribution of assets in specie and any cash dividend or distribution), rights issue of Shares or options over Shares, rights issue or other securities (other than Shares or options), issue of securities at below the current market price, modification of rights of conversion and other offers to Shareholders, subject to the terms and conditions of the Country Hill Pre-emptive Bonds.

D.                    EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION OF THE DATANG PRE-EMPTIVE BONDS AND THE COUNTRY HILL PRE-EMPTIVE BONDS

Based on the initial Conversion Price of HK$0.7965 per Share and assuming full conversion of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds at the initial Conversion Price (subject to adjustment in accordance with the terms and conditions of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds), the Datang Pre-emptive Bonds will be convertible into 531,481,129 Shares, representing approximately 1.66% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and approximately 1.52% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds. The Country Hill Pre-emptive Bonds will be convertible into 313,437,589 Shares, representing approximately 0.98% of the issued share capital of the Company on the last full trading day immediately before the date of execution of the Country Hill Further Subscription Agreement and approximately 0.90% of the issued share capital of the Company as enlarged assuming full conversion of the Bonds.

The following table illustrates (i) the existing shareholding structure of the Company; (ii) the shareholding structure immediately after the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds (assuming no conversion of the Bonds); and (iii) the shareholding structure immediately after the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and assuming full conversion of the Bonds into conversion Shares at the initial Conversion Price of HK$0.7965 per Share.

			Immediately after the issue of the Datang Pre-emptive Bonds
			and the Country Hill-Pre-emptive Bonds
					Assuming full conversion
		Existing (as at			of the Bonds into Shares
		17 December	Assuming no conversion		at the initial Conversion Price of
		2013)	of the Bonds		HK$0.7965 each (Note)
		% of issued		% of enlarged		% of enlarged
		share capital of		share capital of		share capital of
Shareholder	No. of Shares	the Company	No. of Shares	the Company	No. of Shares	the Company

Datang	6,116,138,341	19.05%	6,116,138,341	19.05%	6,647,619,470	19.05%
Country Hill	3,605,890,530	11.23%	3,605,890,530	11.23%	3,919,328,119	11.23%
Holders of Placed Bonds	—	—	—	—	1,946,817,325	5.58%
Other Shareholders	22,389,714,897	69.72%	22,389,714,897	69.72%	22,389,714,897	64.14%

Total	32,111,743,768	100%	32,111,743,768	100%	34,903,479,811	100%

Note:                 Assuming none of the outstanding share options is exercised on or before the date on which the Bonds are fully converted into Shares. As at 30 November 2013, the Company has 482,881,233 outstanding share options.

E.                    COMPARISON OF THE CONVERSION PRICE

The Conversion Price will initially be HK$0.7965 per Share (which is approximately the net Conversion Price per Share), but will be subject to adjustment, with a fixed exchange rate of HK$7.7532 = US$1.00.

The initial Conversion Price of HK$0.7965 represents:

(1)                 a premium of approximately 35.00% over the Closing Price of HK$0.59 per Share as quoted on the Hong Kong Stock Exchange on the Last Trading Day;

(2)                 a premium of approximately 32.05% over the volume weighted average Closing Price of HK$0.6032 per Share for the last five consecutive trading days up to and including the Last Trading Day; and

(3)                 a premium of approximately 31.48% over the volume weighted average Closing Price of HK$0.6058 per Share for the last ten consecutive trading days up to and including the Last Trading Day.

The initial Conversion Price was determined after arm’s length negotiations between the Company and the Joint Managers with reference to the Closing Price of the Shares quoted on the Hong Kong Stock Exchange on the Last Trading Day, being the last trading day immediately before the entering into of the Placed Bonds Subscription Agreement.

Further to the execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement, the initial Conversion Price of HK$0.7965 represents:

(1)                 a premium of approximately 32.75% over the Closing Price of HK$0.600 per Share as quoted on the Hong Kong Stock Exchange on the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement;

(2)                 a premium of approximately 33.19% over the volume weighted average Closing Price of HK$0.5980 per Share for the last five consecutive trading days up to and including the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement; and

(3)                 a premium of approximately 30.57% over the volume weighted average Closing Price of HK$0.6100 per Share for the last ten consecutive trading days up to and including the last full trading day immediately before the date of execution of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement.

F.                      GRANT OF FURTHER SPECIAL MANDATES

Any Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds will be allotted and issued under the Datang Further Special Mandate to be obtained from the Independent Shareholders at the EGM.

Any Shares to be issued pursuant to the conversion of the Country Hill Pre-emptive Bonds will be allotted and issued under the Country Hill Further Special Mandate to be obtained from the Independent Shareholders at the EGM.

Application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the grant of the listing of, and permission to deal in, any Shares to be issued pursuant to the conversion of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds.

On the assumption that the approvals of the Independent Shareholders and any other necessary governmental approvals are successfully obtained, the maximum gross proceeds of the Datang Further Subscription and the Country Hill Further Subscription will be approximately US$86,800,000.

G.                    FUND RAISING ACTIVITIES BY THE COMPANY IN THE LAST 12 MONTHS

Other than the issue of Placed Bonds under the Placed Bonds Subscription Agreement, the Company has not raised any funds on any issue of equity securities in the past 12 months before the date of this announcement. The net proceeds (net of fees, commissions and expenses) from the issue of the Placed Bonds was approximately US$195.8 million. As of the date of this announcement, approximately US$78 million of such net proceeds was mainly used to repay bank loans and for general working capital, and the balance of approximately US$117.8 million remained unutilised. The Company intends to use the net proceeds balance for capacity expansion associated with 8-inch and 12-inch manufacturing facilities and general corporate purposes as set out in the announcement of the Company dated 25 October 2013.

H.                   REASONS FOR, AND BENEFITS OF, THE DATANG FURTHER SUBSCRIPTION AND THE COUNTRY HILL FURTHER SUBSCRIPTION

The Company is of the view that the Datang Further Subscription and the Country Hill Further Subscription will strengthen the relationship between Datang, Country Hill and the Company and provide additional source of funding for the Company’s needs beyond the capital raised through the Placed Bonds.

On this basis, the Directors (excluding the independent non-executive Directors who will form their view upon considering the advice of the Independent Financial Adviser) consider that, subject to the opinion of Quam Capital, the terms of the Datang Further Subscription and the Country Hill Further Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

I.                        USE OF PROCEEDS

It is estimated that the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the issue of the Country Hill Pre-emptive Bonds will be approximately US$54,600,000 and US$32,200,000 respectively.

The Company intends to use the net proceeds (net of fees and expenses) from the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds for the Company’s capital expenditure used for capacity expansion associated with 12-inch manufacturing facilities.

J.                        SHAREHOLDER LOCK-UP UNDERTAKINGS BY DATANG AND COUNTRY HILL

Each of Datang and Country Hill has given a shareholder lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Bonds.

K.                   IMPLICATIONS OF THE LISTING RULES

Datang currently holds approximately 19.05% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial Shareholder of the Company and accordingly is a connected person of the Company. Country Hill currently holds approximately 11.23% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Country Hill is a substantial Shareholder of the Company and accordingly is a connected person of the Company.

As each of Datang and Country Hill is a substantial Shareholder of the Company and thus a connected person, the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement as well as the transactions contemplated thereunder (including the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds and the allotment and issue of any Shares on conversion of any Datang Pre-emptive Bonds and Country Hill Pre-emptive Bonds) will constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Therefore, the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement and the transactions contemplated thereunder are subject to reporting, announcement and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang, Country Hill and their respective associates, no other Shareholder of the Company will be required to abstain from voting on the resolutions for approving, among others, the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement and the transactions contemplated thereunder as well as the grant of the Further Special Mandates at the EGM.

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors who have no direct or indirect interest in the Datang Further Subscription and the Country Hill Further Subscription, other than, where applicable, being a Shareholder) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser.

Quam Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are on normal commercial terms and fair and reasonable, and whether the entering into of the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Datang Further Subscription Agreement, the Country Hill Further Subscription Agreement and the transactions contemplated thereunder.

L.                     GENERAL

At the EGM, ordinary resolutions will be proposed to the Independent Shareholders to approve (i) the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate, and (ii) the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate. Datang and its associates, being connected persons of the Company in respect of the Datang Further Subscription, will abstain from voting on the ordinary resolutions to approve the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds, the allotment and issue of the Datang Conversion Shares and the grant of the Datang Further Special Mandate. Country Hill and its associates, being connected persons of the Company in respect of the Country Hill Further Subscription, will abstain from voting on the ordinary resolutions to approve the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds, the allotment and issue of the Country Hill Conversion Shares and the grant of the Country Hill Further Special Mandate.

A circular containing, among other things, further details on the Datang Further Subscription, the Country Hill Further Subscription, a letter from the Independent Board Committee and an opinion from the Independent Financial Adviser together with the notice convening the EGM to approve (i) the Datang Further Subscription Agreement, the issue of the Datang Pre-emptive Bonds and the allotment and issue of the Datang Conversion Shares, (ii) the Country Hill Further Subscription Agreement, the issue of the Country Hill Pre-emptive Bonds and the allotment and issue of the Country Hill Conversion Shares, and (iii) the grant of the Further Special Mandates will be despatched to the Shareholders as early as practicable in accordance with the requirements of the Listing Rules.

An application will be made by the Company to the Listing Committee of the Hong Kong Stock Exchange for the granting of the approval for the listing of, and permission to deal in, the ordinary shares issuable to Datang upon conversion of the Datang Pre-emptive Bonds and the ordinary shares issuable to Country Hill upon conversion of the Country Hill Pre-emptive Bonds. An application will be made by the Company to the Singapore Exchange for the listing and quotation of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds on the bonds market of the Singapore Exchange.

M.                 UNITED STATES SECURITIES LAW MATTERS

The Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds in the United States. This announcement does not constitute an offer of any securities for sale.

N.                    INFORMATION ABOUT THE COMPANY

The Company is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in the PRC, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, the PRC, the Company has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai, a 300mm mega-fab in Beijing, a 200mm fab in Tianjin, and a 200mm fab project under development in Shenzhen. The Company also has customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

O.                    INFORMATION ABOUT DATANG

Datang is a subsidiary of Datang Telecom headquartered in Beijing. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

P.                      INFORMATION ABOUT COUNTRY HILL

Country Hill Limited is a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a wholly-owned subsidiary of China Investment Corporation International Co., Ltd. (‘‘CIC International’’). CIC International is a subsidiary controlled by China Investment Corporation (‘‘CIC’’). Headquartered in Beijing, CIC was founded on September 29, 2007 as a wholly state-owned company incorporated in accordance with China’s Company Law. CIC is operated on a commercial basis, seeking long-term, risk-adjusted financial returns.

Shareholders and potential investors should note that completion of the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds is subject to fulfilment of the conditions under the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement. As the issue of the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares. When in doubt, investors are recommended to consult their professional adviser(s).

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘Alternative Stock Exchange’’

at any time, in the case of the Shares, if they are not at that time listed and traded on the Hong Kong Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in

‘‘associate(s)’’	has the meaning as described in the Listing Rules ‘‘Board’’ the board of Directors

‘‘Bonds’’	the Placed Bonds, the Datang Pre-emptive Bonds and the Country Hill Pre-emptive Bonds

‘‘Closing Price’’

‘‘Closing Price’’ for the Shares for any trading day shall be the price published in the daily quotation sheet published by the Hong Kong Stock Exchange or, as the case may be, the equivalent quotation sheet of an Alternative Stock Exchange for such day

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, shares of which are listed on the main board of the Hong Kong Stock Exchange

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘Conversion Price’’

the price at which Placed Bonds Conversion Shares, the Datang Conversion Shares and the Country Hill Conversion Shares will be issued upon conversion of the Bonds which will initially be HK$0.7965 per Share and will be subject to adjustment in the manner provided in the terms and conditions of the Bonds

‘‘Country Hill’’

Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a wholly-owned subsidiary of China Investment Corporation International Co., Ltd.(‘‘CIC International’’). CIC International is a subsidiary controlled by China Investment Corporation

‘‘Country Hill Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Country Hill Pre-emptive Bonds

‘‘Country Hill Further Special Mandate’’	the authority to be granted by the Independent Shareholders at the EGM to the Directors to allot and issue the Country Hill Conversion Shares

‘‘Country Hill Further Subscription’’

the proposed subscription of Country Hill Pre-emptive Bonds by Country Hill under the Country Hill Further Subscription Agreement pursuant to the exercise of pre-emptive right by Country Hill under the Country Hill Share Subscription Agreement

‘‘Country Hill Further Subscription Agreement’’	The agreement entered into between the Company and Country Hill dated 18 December 2013 in relation to the Country Hill Further Subscription

‘‘Country Hill Further Subscription Closing Date’’	such date as the Company and Country Hill may agree, not being later than 30 May 2014

‘‘Country Hill Pre-emptive Bonds’’

the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$32,200,000 proposed to be issued by the Company under the Country Hill Further Subscription Agreement pursuant to the exercise of its pre-emptive right under the Country Hill Share Subscription Agreement in connection with the Placed Bonds Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and any Datang Further Subscription

‘‘Country Hill Share Subscription Agreement’’	the share subscription agreement dated 18 April 2011 entered into between the Company and Country Hill

‘‘Datang’’	Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang Telecom

‘‘Datang Conversion Shares’’	Shares to be allotted and issued by the Company upon conversion of the Datang Pre-emptive Bonds

‘‘Datang Further Special Mandate’’	the authority to be granted by the Independent Shareholders at the EGM to the Directors to allot and issue the Datang Conversion Shares

‘‘Datang Further Subscription’’

the proposed subscription of Datang Pre-emptive Bonds by Datang under the Datang Further Subscription Agreement pursuant to the exercise of pre-emptive right by Datang under the Datang Share Purchase Agreement

‘‘Datang Further Subscription Agreement’’	the agreement entered into between the Company and Datang dated 18 December 2013 in relation to the Datang Further Subscription

‘‘Datang Further Subscription Closing Date’’	such date as the Company and Datang may agree, not being later than 30 May 2014

‘‘Datang Pre-emptive Bonds’’

the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$54,600,000 proposed to be issued by the Company under the Datang Further Subscription Agreement pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Placed Bonds Subscription Agreement which will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed Bonds and any Country Hill Further Subscription

‘‘Datang Share Purchase Agreement’’	the share purchase agreement dated 6 November 2008 entered into between the Company and Datang Telecom

‘‘Datang Telecom’’	Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Director(s)’’	director(s) of the Company

‘‘EGM’’

the extraordinary general meeting of the Company proposed to be held to approve, among other things, the Datang Further Subscription Agreement and the Country Hill Further Subscription Agreement and the transactions contemplated thereunder

‘‘Further Special Mandates’’	the Datang Further Special Mandate and the Country Hill Further Special Mandate

‘‘Group’’	the Company and its subsidiaries

‘‘HK$’’	Hong Kong Dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Hong Kong Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Independent Board Committee’’	an independent committee of the Board that consists of all independent non-executive Directors

‘‘Independent Financial Adviser’’ or ‘‘Quam Capital’’

Quam Capital Limited, a licensed corporation to carry out type 6 (advising on corporate finance) regulated activity under the SFO, being the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription and the Country Hill Further Subscription

‘‘Independent Shareholders’’

in relation to the Datang Further Subscription, Shareholders other than Datang and its associates, and in relation to the Country Hill Further Subscription, Shareholders other than Country Hill and its associates

‘‘Joint Managers’’	J.P. Morgan Securities plc and Deutsche Bank AG, Hong Kong Branch

‘‘Last Trading Day’’	24 October 2013, being the last full trading day immediately before the date of the Placed Bonds Subscription Agreement

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘London Stock Exchange’’	the London Stock Exchange plc

‘‘New York Stock Exchange’’	the New York Stock Exchange, Inc.

‘‘Placed Bonds’’	the zero coupon convertible bonds due 2018 of an aggregate principal amount of US$200 million issued by the Company under the Placed Bonds Subscription Agreement

‘‘Placed Bonds Conversion Shares’’	shares to be allotted and issued by the Company upon conversion of the Placed Bonds

‘‘Placed Bonds Subscription Agreement’’	the subscription agreement entered into between the Company and the Joint Managers dated 24 October 2013 in respect of the issue of the Placed Bonds

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

‘‘SFO’’	The Securities and Futures Ordinance (Chapter 571) of the laws of Hong Kong

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended from time to time

‘‘Share(s)’’	share(s) of US$0.0004 each in the share capital of the Company listed on the Hong Kong Stock Exchange

‘‘Shareholder(s)’’	the holder(s) of the Shares

‘‘Singapore Exchange’’	Singapore Exchange Securities Trading Limited

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules

‘‘US’’ or ‘‘United States’’	the United States of America

‘‘US$’’ or ‘‘US Dollars’’	United States dollars, the lawful currency of the United States

‘‘%’’	per cent

By order of the Board
Semiconductor Manufacturing International Corporation
Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, 18 December 2013

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney

Frank Meng Lip-Bu Tan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 20 December, 2013	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director